Exhibit 99.1

Hydrogenics Reports Second Quarter 2011 Results

MISSISSAUGA, Ontario, July 28, 2011 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today reported second quarter 2011 results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS)1.

"Hydrogenics delivered improved revenues and consistent gross margins in the second quarter, as well as ending the quarter with a solid backlog. This improved financial performance, along with a high level of customer engagement across multiple markets, provides us with strong positioning for the balance of 2011 and beyond. In addition, we added to our liquidity position by completing the fourth and final tranche of our subscription agreement with CommScope, thereby securing an additional $2.5 million of equity," said Daryl Wilson, President and Chief Executive Officer.

Second Quarter 2011 Highlights (compared to Second Quarter 2010 unless otherwise noted)

  Closed the fourth tranche of our subscription agreement with CommScope, Inc. securing $2.5 million bringing our cash resources to $11.0 million, an increase of $2.0 million over December 31, 2010.
  Secured $5.0 million of orders for industrial gas applications, a hydrogen fuelling station and fuel cell applications, a 72% increase over the previous year.
  Order backlog of $16.9 million, the majority of which is anticipated to be delivered and recognized as revenues in 2011. Order backlog movement (in $ millions), as follows:
	Mar. 31, 2011 Backlog	Orders Received	Orders Delivered	June 30, 2011 Backlog

OnSite Generation	$ 13.5	$ 4.8	$ 3.0	$ 15.3
Power Systems	2.3	0.2	0.9	1.6
Total	$ 15.8	$ 5.0	$ 3.9	$ 16.9
  Revenues of $3.9 million, an increase of 38%.
  Gross profit of 30% reflecting strong gross margin in OnSite Generation business unit.
  Loss from operations was $2.4 million, an increase of $1.4 million from $1.0 million primarily as a result of the prior year benefiting from $1.2 million in recoveries from a previously announced litigation settlement with American Power Conversion Corporation ("APC") and a $0.6 million increase in net research and product development expenses.

Six months ended June 30, 2011 Highlights (compared to six months ended June 30, 2010 unless otherwise noted)

  Revenues of $11.3 million, an increase of 18%.
  Gross profit of $2.5 million, a 25% increase over the prior year.
  Loss from Operations was $5.5 million, for the six months ended June 30, 2011, an increase of $0.9 million or 19% as compared to the prior year, prior to reflecting: $1.0 million of unfavourable fair value adjustments related to long term compensation costs indexed to our share price and $0.3 million of non-cash stock-based compensation costs in respect of executive stock options which were surrendered in January 2011.

Notes

  Effective January 1, 2011, Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date was January 1, 2010. The three months ended March 31, 2011 was Hydrogenics' first reporting period under IFRS. Please refer to Hydrogenics' First Quarter 2011 Management Discussion and Analysis for a summary of the full impact as a result of the conversion from Canadian generally accepted accounting principles to IFRS.

Conference Call Details

Hydrogenics will hold a conference call at 10:00 a.m. EDT on July 28, 2011 to review the second quarter 2011 results. The telephone number for the conference call is (877) 307-1373, or, for international callers, (678) 224-7873. A live webcast of the call will also be available on the Corporation's website at www.hydrogenics.com.

The webcast will be archived on the site, and investors will be able to access an encore recording of the conference call for one week by calling (800) 642-1687, conference ID # 78836791. The encore recording will be available two hours after the conference call has concluded.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Corporation
Consolidated Interim Balance Sheets
(in thousands of US dollars)
(unaudited)

	June 30, 2011	December 31, 2010
Assets
Current assets
Cash and cash equivalents	$ 8,945	$ 7,881
Restricted cash	1,551	883
Trade and other receivables	4,217	5,603
Grants receivable	485	572
Inventories	8,695	8,376
Prepaid expenses	521	762
	24,414	24,077
Non-current assets
Restricted cash	537	225
Property, plant and equipment	2,185	1,871
Intangible assets	170	200
Goodwill	5,530	5,100
	8,422	7,396
Total assets	$ 32,836	$ 31,473
Liabilities
Current liabilities
Trade and other payables	$ 8,302	$ 6,584
Provisions	1,998	2,350
Unearned revenue	4,084	3,751
Warrants	2,360	1,252
	16,744	13,937
Non-current liabilities
Other non-current liabilities	1,458	2,100
Total liabilities	18,202	16,037
Equity
Share capital	318,005	313,461
Contributed surplus	17,276	16,731
Accumulated other comprehensive income (loss)	246	(705)
Deficit	(320,893)	(314,051)
Total equity	14,634	15,436
Total equity and liabilities	$ 32,836	$ 31,473

Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except for share and per share amounts)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Revenues	$ 3,881	$ 2,809	$ 11,268	$ 9,535
Cost of sales	2,722	1,967	8,734	7,515
Gross profit	1,159	842	2,534	2,020

Operating expenses
Selling, general and administrative expenses	2,312	2,720	5,691	5,701
Research and product development expenses	1,197	524	2,338	1,432
Litigation settlements	--	(1,437)	--	(437)
Other (gains)/losses	13	(18)	35	(18)
	3,522	1,789	8,064	6,678
Loss from operations	(2,363)	(947)	(5,530)	(4,658)

Finance income (expenses)
Interest income	10	3	14	37
Interest expense	(61)	(62)	(108)	(122)
Foreign currency gains	10	82	143	290
Foreign currency losses	(21)	(138)	(149)	(473)
Other finance gains and (losses), net	244	271	(1,212)	2,019
Finance income/(loss), net	182	156	(1,312)	1,751

Loss before income taxes	(2,181)	(791)	(6,842)	(2,907)
Income tax expense	--	3	--	3
Net loss for the period [1]	(2,181)	(794)	(6,842)	(2,910)

Exchange differences on translating foreign operations	223	(1,122)	951	(1,841)
Comprehensive loss for the period	$ (1,958)	$ (1,916)	$ (5,891)	$ (4,751)

Net loss per share [1]
Basic and diluted	$ (0.36)	$ (0.18)	$ (1.19)	$ (0.70)

Weighted average number of common shares outstanding	5,999,347	4,293,087	5,748,184	4,185,396

Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$ (2,181)	$ (794)	$ (6,842)	$ (2,910)
Items not affecting cash:
Loss (gain) on disposal of assets	(7)	--	7	--
Amortization and depreciation	240	223	469	489
Unrealized other (gains) and losses, net	--	(21)	--	(21)
Finance (gains) and losses, net	(244)	(271)	1,212	(2,019)
Unrealized foreign exchange (gains) losses	253	(314)	393	(656)
Non-cash selling, general and administrative expenses	--	(237)	--	763
Stock-based compensation	81	90	545	167
Net change in non-cash working capital	(37)	(1,443)	2,542	(984)
Cash provided by (used in) operating activities	(1,895)	(2,767)	(1,674)	(5,171)

Investing activities
Increase in restricted cash	(123)	410	(980)	348
Proceeds from disposal of property, plant and equipment	10	--	10	--
Purchase of property, plant and equipment	(418)	(37)	(665)	(88)
Cash used in investing activities	(531)	373	(1,635)	260

Financing activities
Repayment of non-current liabilities	(83)	--	(171)	--
Common shares, stock options and warrants issued and exercised, net of issuance costs	2,497	--	4,544	4,600
Cash provided by financing activities	2,414	--	4,373	4,600

Increase (decrease) in cash and cash equivalents during the period	(12)	(2,394)	1,064	(311)
Cash and cash equivalents - Beginning of period	8,957	11,242	7,881	9,159
Cash and cash equivalents - End of period	$ 8,945	$ 8,848	$ 8,945	$ 8,848
CONTACT: Jennifer Barber, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3638
         investors@hydrogenics.com